Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF DESIGNATIONS OF
SERIES Y CONVERTIBLE PREFERRED STOCK OF
VENUS CONCEPT INC.

Venus Concept Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

FIRST:  The Corporation’s Certificate of Designations of Series Y Convertible Preferred Stock (the “Certificate of Designations”) was (i) filed with the Secretary of State of the State of Delaware on May 24, 2024, (ii) amended by that certain Certificate of Amendment to Certificate of Designations of Series Y Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on September 26, 2024, (iii) further amended by that certain Certificate of Amendment to Certificate of Designations of Series Y Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on March 31, 2025, and (iv) further amended by that certain Certificate of Amendment to Certificate of Designations of Series Y Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on June 30, 2025.

SECOND:  The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141(f) of the DGCL and the Corporation’s bylaws, as currently in effect, adopted resolutions to amend the Certificate of Designations as follows (collectively, the “Amendment”):

The definitions of each of “Mandatory Conversion”, “Mandatory Conversion Notice” and “Mandatory Conversion Trigger” are deleted in their entirety.

The following definition as set forth in Article I of the Certificate of Designations is amended and restated as follows:

“Senior Stock” means any class or series of capital stock of the Corporation the terms of which expressly provide that such class or Series will rank senior to the Series Y Preferred as to dividend rights or as to rights on liquidation, dissolution or winding up of the Corporation (in each case, without regard to whether dividends accrue cumulatively or non-cumulatively); provided, however, the Series X Preferred shall not constitute Senior Stock notwithstanding any payment of the Series X Dividend (as defined in the Series X Preferred Certificate of Designations).

Article II, Section 2(b) of the Certificate of Designations is amended and restated in its entirety as follows:

(b)          Priority of Dividends. All dividends payable on the Series Y Preferred shall rank junior with regard to dividends on the Senior Stock (if any). All dividends payable on the Series Y Preferred shall have the same priority with regard to dividends on the Common Stock, the Junior Preferred, the Senior Preferred and the Series X Preferred (i.e., all such dividends shall be declared and paid in accordance with Article II, Section 2(a) above); provided, however, the foregoing shall not prohibit payments of the Series X Dividend in the form of a PIK Dividend (as defined in the Series X Preferred Certificate of Designations) pursuant to the terms of the Series X Certificate of Designations.

Article II, Section 4(b) of the Certificate of Designations is amended and restated in its entirety as follows:

(b)          [Reserved].

Exhibit B of the Certificate of Designations is deleted in its entirety.

THIRD:  The Amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

FOURTH:  This Certificate of Amendment shall become effective immediately upon filing.

FIFTH:  Except as amended pursuant to this Certificate of Amendment, the Certificate of Designations shall remain in full force and effect.

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IN WITNESS WHEREOF, Venus Concept Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on and as of this 6th day of August, 2025.

VENUS CONCEPT INC.

By:	/s/ Rajiv De Silva
Name: Rajiv De Silva
Title: CEO